TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

Assets	
Cash and cash equivalents	$ 1,160,563
Due from member	2,954,272
Prepaid expenses and other assets	36,629
Property and equipment - net of $ 268,913 accumulated depreciation	36,365
Total assets	$ 4,187,829
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 165,726
Accrued compensation	227,592
Total liabilities	393,318
Member's equity	3,794,511
Total liabilities and member's equity	$ 4,187,829

See notes to financial statements.